T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

November 5, 2007	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON MOBILIZES CORE DRILL TO TEST PORPHYRY GOLD TARGETS AND HIGH GRADE VEIN EXTENSION AT THE CONGRESS PROPERTY, B.C., CANADA.

VANCOUVER – Levon Resources Ltd. (“Levon”) is pleased to announce that the drilling permit has been approved by the BC Ministry of Mines, initial drill sites have been constructed and a core drill has been mobilized at the Congress property in Gold Bridge, B.C. A 5,000 m drill program has been designed to 1) offset high grade surface gold showings discovered in September 2007; 2) test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property; and 3) test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

More detailed information, including high grade sample results and the drill proposal with maps, 3D figures and priorities for the planned drill holes announced October 22, 2007 are posted on Levon website (http://www.levon.com/s/Home.asp)

“Our goal is for this current drilling program to test and begin to define the ultimate size potential of new surface high grade gold showings discovered at Congress. In the past only the gold vein potential of the property has been addressed by exploration and development. The Lou Zone is open to the north 500m toward the Boo Coo high grade surface showing. It is a significant target to test. Our recent discovery of porphyry controls on high grade stockwork gold zones we found along Gun Creek, leads us to believe that increased size potential for bulk tonnage deposits now exists at Congress” stated Ron Tremblay, President of Levon. “And we want to know, as soon as possible, if a larger type gold deposit exists at Congress.”

Congress is a long standing mining property that supported past high grade gold vein production from three, portal entry underground workings. Current 43-101 resources total 194,000 ounces of gold. Congress is located N of the Bralorne gold mine that produced 4.3 million ounces of gold from underground vein mining.

Levon Resources Limited is a gold exploration company with properties strategically located in: 1) the Bralorne gold camp, B.C., Canada; and 2) in the heart of the famous and growing Cortez Gold Trend which is centered on huge open pit and underground Carlin type deposits being explored, mined and developed by Barrick Gold Corporation in north central Nevada.

This press release contains “forward-looking statements”, including, without limitations, the increased size potential for bulk tonnage deposits. Forward-looking statements express, as at the time of this press release, the Company’s expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

ON BEHALF OF THE BOARD

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.